Mail Stop 6010

March 9, 2007

Solomon S. Steiner, Ph.D.
Chief Executive Officer and Chairman of the Board
Biodel, Inc.
6 Christopher Columbus Avenue
Danbury, Connecticut 06810

Re: **Biodel, Inc.**
        Form S-1 Registration Statement
        File No. 333-140504

Dear Mr. Steiner:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Comments Applicable to the Entire Document

1.   We note that your filing contains numerous omissions throughout the prospectus which relate to the offering price range or the number of shares you will sell. These omissions include but are not limited to:

- Summary Financial Data
- Use Of Proceeds
- Capitalization
- The Option Grants Table
- Shares Eligible For Future Sale
- The Principal Stockholders Table

- Dilution
- Description of Capital Stock

Rule 430A requires you to include this information in your filing based upon an estimate of the offering price within a bona fide range you disclose on the cover page and based upon an estimate of the number of shares you will sell. We consider a bona fide range to be $2 if the price is under $20 and 10% if it is above $20. You should include the required information in an amendment prior to circulating a "red herring" prospectus.

2.   Provide us with copies of all the graphic, photographic or artistic materials you intend to include in the prospectus prior to its printing and use. Please note that we may have comments. Please also note that all textual information in the graphic material should be brief and comply with the plain English guidelines regarding jargon and technical language.

3.   We note that a number of your exhibits have not yet been filed, including your manufacturing agreement and your opinion of counsel. Please file your exhibits with your first amendment to ensure that the staff has adequate time to review them.

Prospectus Summary – page 1

4.   Under "Viaject" on page 2, please explain what a "non-inferiority, pivotal Phase III clinical trial" is. Under "Our Strategy," also on page 2, please briefly explain what the "Section 505(b)(2) regulatory approval pathway" entails.

Risk Factors - page 6

If our product candidates are found to cause undesirable side effects we may need to delay or abandon our development and commercialization efforts. – page 10

5.   If you are aware of any undesirable side effects, please describe them here and in "Reports of side effects or safety concerns in related technology fields or in other companies' clinical trials could delay or prevent us from obtaining regulatory approval or negatively impact public perception of our product candidates."

After this offering, our executive officers, directors and principal stockholders will maintain the ability to control all matters submitted to stockholders for approval. – page 21

6.   Please expand the risk factor to also discuss the risk inherent in management entrenchment.

Use of Proceeds – page 25

7.   Please expand the discussion in the third paragraph to explain what the term "completion of the development of Viaject" includes. Do you mean that you will have enough funding to get through the FDA approval process?   Does this include commercialization?

Management's Discussion and Analysis of Financial Condition and Results of Operations
Research and Development Expenses - page 38

8.   Since you do not track research and development expenses with respect to each of your clinical and preclinical product candidates, please revise your disclosure here to include a table that illustrates research and development expenses for each period presented in your financial statements, including the inception period, in total and by nature of the costs.

9.   Please clarify and disclose whether you can reasonably estimate the anticipated completion dates to complete the phase in process of each product candidate and, if so, include those dates in your disclosure.

Preclinical Study and Clinical Trial Accruals - page 34

10.   Please revise your disclosure to clarify whether changes in estimates have been material for each period presented, quantifying any material changes in estimate.

11.   As you state that you have considered the "perspective provided by unrelated valuation specialists and investment banks", please provide written consents of the independent valuation specialists and investment banks. Refer to Securities Act Rule 436 and footnote 60 of the AICPA Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the AICPA Practice Aid).

Business – page 41

Clinical Trials of Viaject – page 46

12.   Please explain what a "five-way crossover study" entails.

Executive Compensation – page 64

13. Please revise the discussion in this section to comply with the new disclosure requirements of Item 402 of Regulation S-K that were effective on December 15, 2006.

Principal Stockholders – page 78

14. Please update the information in this section to the most recent practicable date.

15. Please revise the table to include the following executive officers identified on page 59 but not currently included in the table: Robert Feldstein, Dr. Andreas Pfutzner and R. Timmis Ware.

Financial Statements

Balance Sheet, page F-3

16. Please include a column for the pro forma balance sheet giving effect to the conversion of the preferred stock that will occur immediately subsequent to the IPO date.

Statement of Operations, page F-4

17. Present pro forma net loss per share for 2006 giving effect to the conversion of preferred stock that will occur immediately subsequent to the IPO date and explain the presentation in the notes to the financial statements. Also present pro forma net loss per share in Selected and Summary Financial Data.

Intangible Asset, page F-8

18. Clarify the nature of costs capitalized relating to "prosecuting" patents. Specify if costs related to patents that are ultimately not obtained are capitalized, and, if so, how you account for those costs once it has been determined the patent will not be granted. Also, justify the useful life of twenty years.

Share-Based Compensation, page F-9

19. Please tell us how you determined the volatility for the periods presented, and why the expected volatility remained the same in 2005 and 2006.

5. Related Party Transactions, page F-12

20.   Please disclose the fair value of the warrants issued in connection with each issuance
        discussed in this disclosure, and tell us how you determined the value of the warrants.

Series A Convertible Preferred Stock, page F-16

21.   Please provide to us your analysis concluding that a beneficial conversion feature did not
        exist at the time of issuance of the Series B convertible preferred stock. Reference EITF
        98-5 and 00-27 in your response.

8. Stock Incentive Plan, page F-19

22.   Expand the disclosure here and in MD&A to include all the disclosure required by
        paragraphs 179, 180 and 182 of the AICPA Practice Aid. Include any options granted up
        to the date of filing the amendment.

                            *   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested supplemental information. Detailed cover letters greatly facilitate our
review. We may have additional comments after reviewing your amendment and responses to
our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings reviewed by the staff to be certain that they have provided all information investors
require for an informed decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the
effective date of the pending registration statement, it should furnish a letter, at the time of such
request, acknowledging that

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please provide this request at least two business days in advance of the requested effective date and allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.

You may contact Tabatha Akins at 202-551-3658 or Lisa Vanjoske at 202-551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Mary K. Fraser at 202-551-3609 or me at 202-551-3610 with any other questions.

Regards,

Jeffrey P. Riedler
Assistant Director

Cc: William D. Freedman, Esq.
Troutman Sanders LLP
The Chrysler Building
405 Lexington Avenue
New York, New York 10174